FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the Month of August 2015

Commission File Number: 0-16350

WPP PLC

(Translation of registrant’s name into English)

27 Farm Street, London W1J 5RJ, England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒                        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Explanatory Note

WPP plc (the “Company”) and certain of its subsidiaries, including WPP Finance 2010, WPP Air 1 (formerly WPP Air 1 Limited), WPP 2008 Limited, WPP 2005 Limited, WPP 2012 Limited and WPP Jubilee Limited may from time to time file registration statements for the registration of securities that may from time to time be offered by WPP Finance 2010 or other subsidiaries of the Company with guarantees of WPP plc, WPP Air 1, WPP 2008 Limited, WPP 2005 Limited, WPP 2012 Limited and WPP Jubilee Limited and, to the extent so indicated in an applicable prospectus supplement or otherwise established following the offer and sale of a series of debt securities, guarantees of other entities. The Company is filing this report on Form 6-K for the purpose of presenting its results for the six months ended 30 June 2015 in a format that can be incorporated by reference into any such registration statement. This report on Form 6-K is incorporated by reference into the registration statement on Form F-3, File No. 333-192115 (the “Registration Statement”) for the purpose of updating the financial statements in the Registration Statement to comply with Item 8A of Form 20-F and to provide an operating and financial review for the period ended 30 June 2015.

Forward-Looking Statements

In connection with the provisions of the Private Securities Litigation Reform Act of 1995 (the “Reform Act”), the Company may include forward-looking statements (as defined in the Reform Act) in oral or written public statements issued by or on behalf of the Company. These forward-looking statements may include, among other things, plans, objectives, projections and anticipated future economic performance based on assumptions and the like that are subject to risks and uncertainties. As such, actual results or outcomes may differ materially from those discussed in the forward-looking statements. Important factors that may cause actual results to differ include but are not limited to: the unanticipated loss of a material client or key personnel, delays or reductions in client advertising budgets, shifts in industry rates of compensation, regulatory compliance costs or litigation, natural disasters or acts of terrorism, the Company’s exposure to changes in the values of major currencies other than the UK pound sterling (because a substantial portion of its revenues are derived and costs incurred outside of the United Kingdom) and the overall level of economic activity in the Company’s major markets (which varies depending on, among other things, regional, national and international political and economic conditions and government regulations in the world’s advertising markets). In addition, you should consider the risks described in Item 3D, captioned “Risk Factors” in the Company’s Form 20-F for the year ended 31 December 2014, which could also cause actual results to differ from forward-looking information. In light of these and other uncertainties, the forward-looking statements included in the oral or written public statements should not be regarded as a representation by the Company that the Company’s plans and objectives will be achieved.

The Company undertakes no obligation to update or revise any such forward-looking statements, whether as a result of new information, future events or otherwise.

EXHIBIT INDEX

Exhibit No.	Description
1	Operating and Financial Review for the period ended 30 June 2015
2	Unaudited Condensed Consolidated Interim Financial Statements of WPP plc for the six months ended 30 June 2015 and 2014 and the year ended 31 December 2014
	(i)	Unaudited condensed consolidated interim income statement for the six months ended 30 June 2015 and 2014 and the year ended 31 December 2014
	(ii)	Unaudited condensed consolidated interim statement of comprehensive income for the six months ended 30 June 2015 and 2014 and the year ended 31 December 2014
	(iii)	Unaudited condensed consolidated interim cash flow statement for the six months ended 30 June 2015 and 2014 and the year ended 31 December 2014
	(iv)	Unaudited condensed consolidated interim balance sheet as at 30 June 2015 and 2014 and 31 December 2014
	(v)	Unaudited condensed consolidated interim statement of changes in equity for the six months ended 30 June 2015, 31 December 2014 and 30 June 2014
	(vi)	Notes to the unaudited condensed consolidated interim financial statements

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WPP PLC
(Registrant)

Date: August 28, 2015	By:	/s/ Paul W. G. Richardson
Paul W. G. Richardson
Group Finance Director